UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.12)*

Center Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
151408101 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 14, 2008 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13 D which was filed on June 27, 2006, Amendment No. 1 was was filed on September 27, 2006, Amendment No. 2 was filed on November 1, 2006, Amendment No. 3 was filed on January 3, 2007, Amendment No. 4 was filed on January 30, 2007, Amendment No. 5 was filed on February 1, 2007, Amendment No. 6 was filed on March 22, 2007, Amendment No. 7 was filed on May 2, 2007, Amendment No. 8 was filed on May 8, 2007, Amendment No. 9 was filed on May 8, 2007, Amendment No. 10 was filed on May 30, 2007 and Amendment No. 11 was filed on November 26, 2007 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Chewy Gooey Cookies, L.P. (“Chewy”), Berggruen Holdings North America Ltd. (“Berggruen”), Lawrence Seidman (“Seidman”), Harold Schechter (“Schechter”), Raymond Vanaria (“Vanaria”), Dennis Pollack (“Pollack”) and LSBK06-08, L.L.C. (“LSBK”), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Center Bancorp, Inc., a New Jersey corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

 Item 4. Purpose of Transaction

With reference to the Notice of Change in Bank Control (the "Notice") submitted by the Reporting Persons as disclosed in the Schedule 13D filed November 26, 2007, the Federal Reserve Bank of New York has determined that it has no objection to the change in control discussed in the Notice.  (See Exhibit A attached hereto for a copy of the letter dated July 14, 2008 from the Federal Reserve Bank of New York.)  The Reporting Persons will purchase shares based upon market conditions.

Item 5. Interest in Securities of the Issuer.
(a)(b)(c)  As of the close of business on July 14, 2008 the Reporting Persons owned beneficially an aggregate of 1,359,069 shares of Common Stock which constituted approximately 10.36% of the 13,113,760 shares of Common Stock outstanding as of  April 15, 2008 as disclosed in the Company's Proxy Statement dated April 28, 2008.

Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2008

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated June 27, 2006

By:	/s/ Lawrence B. Seidman
Investments Manager, LSBK06-08, LLC

EXHIBIT A

FEDERAL RESERVE BANK OF NEW YORK
NEW YORK, N.Y. 10045-0001
AREA CODE 212-720-5000

July 14, 2008

Michael Basile, Esq.
Stroock & Stroock & Lavan LLP
Wachovia Financial Center
200 South Biscayne Blvd., Suite 3100
Miami, FL  33131

Dear Mr. Basile:

    We refer to the Notice of Change in Bank Control (the "Notice") submitted by Lawrence B. Seidman, Dennis Pollack, Harold Schechter, Raymond Vanaria, Seidman and Associates, LLC, Seidman Investment Partnership, LP, Seidman Investment Partnership II, LP, Broad Park Investors, LLC, Chewy Gooey Cookies, LP, Berggruen Holdings North America, Ltd., and LSBK 06-08, LLC, to acquire up to 24.83% of Center Bancorp, Inc., Union, New Jersey, pursuant to the Change in Bank Control Act of 1978, as amended.

    In consideration of the Notice, we have reviewed the financial and managerial factors, and have considered the information in the record and the views of the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Office of Thrift Supervision, and the New Jersey State Department of Banking and Insurance.  Accordingly, based on the information of record in this Notice, this Reserve Bank, acting under authority delegated by the Board of Governors of the Federal Reserve System at Section 265.11(c)(5)(iv) of its Rules Regarding Delegation of Authority, has determined that it has no objection to the change in control discussed in the Notice.

    If there are any material changes to the facts and circumstances presented to us, this Reserve Bank should be consulted to determine whether any additional action or notification is required.

                                                Very truly yours,

                                                /s/ Anne MacEwen
                                                Anne MacEwen
                                                Bank Applications Officer

cc:     Board of Governors
    Federal Deposit Insurance Corporation
    Office of the Comptroller of the Currency
    Office of Thrift Supervision
    New Jersey State Department of Banking and Insurance